Mail Stop 6010

August 21, 2007

Jonathan W. Ayers
Chief Executive Officer
IDEXX Laboratories, Inc.
One IDEXX Drive
Westbrook, ME 04092

> **Re:** **IDEXX Laboratories, Inc.**
> **Definitive Proxy Statement**
> **Filed March 29, 2007**
> **File No. 000-19271**

Dear Mr. Ayers:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 22

1.   In an appropriate location in your Compensation Discussion and Analysis, please
        disclose whether the Compensation Committee can exercise discretion either to
        award compensation absent attainment of the relevant corporate or personal goals
        or objectives, or to reduce or increase the size of any award or payout. Refer to
        Item 402(b)(2)(vi) of Regulation S-K.

Benchmarking, page 23

2.   Given that you benchmark the compensation of your named executive officers,
        please expand your disclosure to address how you target each element of
        compensation against the comparator companies. Please specify how each
        element of compensation relates to the data you have analyzed from the
        comparator companies and include a discussion of where you target each element
        of compensation against the peer companies and where actual payments fell
        within the targeted parameters. To the extent actual compensation was outside a
        targeted percentile range, please explain why.

Annual cash bonus, page 24

3.   We note that the amount of the bonus actually paid to each executive officer
        depends on achieving overall corporate performance goals and individual annual
        performance goals. You have not, however, provided a quantitative or qualitative
        discussion of the goals to be achieved in order for named executive officers to
        earn their respective incentive compensation. Please disclose the specific
        corporate and individual objectives each named executive officer was required to
        achieve in order to receive the annual bonus granted. To the extent you believe
        that disclosure of the information would result in competitive harm such that the
        information could be excluded under Instruction 4 to Item 402(b), please provide
        us with a detailed explanation supporting your conclusion. To the extent that it is
        appropriate to omit specific targets or performance objectives, you are required to
        provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of
        Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K
        Interpretations available on our website at www.sec.gov. In discussing how
        difficult or likely it will be for the registrant to achieve the target levels or other
        factors, you should provide as much detail as necessary without disclosing
        information that poses a reasonable risk of competitive harm.

Equity Awards, page 25

4.   You disclose that the target value of the equity awards is intended to give effect to
        your philosophy that equity awards should have the potential to raise an officer's

       total compensation above the median of the peer group if the company performs better than its comparable companies. Please indicate what metrics the Compensation Committee utilizes in assessing whether your company has performed better than the relevant peer companies. Also discuss and analyze how the relative performance of your company against the peer group resulted in the granting of equity awards that on average were 109% of the target amount.

5.   You disclose that the "size of annual dollar award value is a subjective determination based on the anticipated contribution of the executive officer to the long-term value of the company." Please clarify the factors the Compensation Committee took into consideration in making these awards and how the Compensation Committee used those factors in setting the actual amounts of the award values.

6.   Discuss how the determination is made as to when your equity awards are granted. See Item 402(b)(2)(iv) of Regulation S-K.

Change in Control Agreements, page 26

7.   We note from the last bullet point that your executives would be required to enter into new non-compete agreements as a condition of receiving compensation and benefits under the change in control agreements. As required by Item 402(j)(4) of Regulation S-K, please disclose the contemplated duration of such non-compete agreements and provisions regarding waiver of breach of such agreements.

Chief Executive Officer Compensation, page 27

8.   We note that you increased Mr. Ayers base salary by 8% in February 2007. Please discuss the factors considered in the decision to increase this element of compensation. Refer to Item 402(b)(2)(ix) of Regulation S-K.

9.   We note your disclosure that the extraordinary grant to Mr. Ayers was appropriate to maintain the competitiveness of his total compensation package. Please discuss and analyze with greater specificity how the Compensation Committee determined that Mr. Ayers compensation package was deficient from a competitive standpoint, and how the form and amount of this award would make up for those deficiencies.

Potential Change in Control Payments, page 36

10.   We note that the change in control payments for your chief executive officer amount to three times his average salary, bonus and benefits, and for all other executive officers the change in control payments amount to two years of each

IDEXX Laboratories, Inc.
August 21, 2007
Page 4

such officer's respective payments and benefits. Please discuss and analyze how these amounts were negotiated and how and why the specified periods were agreed to by the company and why the periods vary among the officers. Refer to Item 402(b)(1)(v) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3635 with any questions.

Sincerely,

Tim Buchmiller
Senior Attorney